

S 07006143 SION

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SEC MAIL RECEIVED PROCESSING WASH. D.C. MAR - 1 2007 186 SECTION

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART II

| SEC FILE NO. |
|---|
| 8- 48579 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**Nikoh Securities Corporation**

| Official Use Only |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Skokie Blvd. Ste. 320
(No. and Street)

Northbrook (City) Illinois (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGUARD TO THIS REPORT

Gary S. Hokin (847) 559-1002
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Co. CPA'S
(Name -- if individual, last, first, middle name)

200 West Adams, Suite 2211 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007 E
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

AB 4/5

# OATH OR AFFIRMATION

I, Gary S. Hokin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Nikoh Securities Corporation, as of

December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



Signature

President

Title

Subscribed and sworn to before me
this 23rd Day of February 2007
in Chicago, County of Cook, State of Illinios



Notary Public

Notary Public


"OFFICIAL SEAL"
Tomi L. Samuels
Notary Public, State of Illinois
My Commission Exp. 12/04/2008

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**Nikoh Securities Corporation**
(an Illinois Corporation)

Financial Statements and
Independent Auditors' Report
Pursuant to SEC Rule 17a-5

December 31, 2006

**Nikoh Securities Corporation**
(an Illinois Corporation)

Financial Statements and Supporting
Schedules Pursuant to Rule 17a-5
of the Securities and Exchange Commission

as of December 31, 2006

Contents



MICHAEL J. LICCAR & CO., P.C.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

## INDEPENDENT AUDITORS' REPORT

To Sole Stockholder
Nikoh Securities Corporation
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Nikoh Securities Corporation, (an Illinois Corporation), (the "Company") as of December 31, 2006, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nikoh Securities Corporation as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 8 through 10 inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Certified Public Accountants

Chicago, Illinois
February 23, 2007

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

**NIKOH SECURITIES CORPORATION**
**(an Illinois Corporation)**

**Statement of Financial Condition**
**December 31, 2006**

## Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 130,513 |
| Concessions and fees receivable | | 8,978 |
| Deposit with brokers | | 15,000 |
| Marketable securities owned, at cost (identified cost - $79,991) | | 123,160 |
| Other assets | | 13,553 |
| Total assets | $ | 291,204 |

## Liabilities and Stockholder's Equity

| | | |
|---|---|---|
| Accrued expenses | $ | 2,258 |
| Illinois personal property replacement tax payable - current | | 8,872 |
| Total liabilities | $ | 11,130 |
| Stockholder's Equity | | |
| Common stock, at stated value, (1,000 shares authorized, 100 shares issued and outstanding) | $ | 100 |
| Additional paid-in capital | | 19,900 |
| Retained earnings | | 260,074 |
| Total stockholder's equity | $ | 280,074 |
| Total liabilities and stockholder's equity | $ | 291,204 |

The accompanying notes are an integral part of these financial statements.

**NIKOH SECURITIES CORPORATION**
**(an Illinois Corporation)**

**Statement of Income**
**For the Year Ended December 31, 2006**

| | |
|---|---|
| Revenue | |
| Concessions | $ 936,073 |
| Change in unrealized gain on marketable securities | 41,089 |
| Interest | 4,579 |
| Other income | 770 |
| Total revenue | $ 982,511 |
| Expenses | |
| Salary and payroll taxes | $ 302,327 |
| Other operating expenses | 41,713 |
| Professional fees | 36,581 |
| Rent and occupancy | 8,175 |
| Dues and fees | 1,408 |
| Total expenses | $ 390,204 |
| Income before provision for income taxes | $ 592,307 |
| Provision for income taxes: | |
| Illinois personal property replacement tax - current | 9,016 |
| Net income | $ 583,291 |

The accompanying notes are an integral part of these financial statements.

**NIKOH SECURITIES CORPORATION**
**(an Illinois Corporation)**

**Statement of Changes in Stockholder's Equity**
**For the Year Ended December 31, 2006**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at January 1, 2006 | $ 100 | $ 19,900 | $ 181,923 | $ 201,923 |
| Net income for year | - | - | 583,291 | 583,291 |
| Dividend distributions | - | - | (505,140) | (505,140) |
| Balance at December 31, 2006 | $ 100 | $ 19,900 | $ 260,074 | $ 280,074 |

The accompanying notes are an integral part of these financial statements.

**NIKOH SECURITIES CORPORATION**
**(an Illinois Corporation)**

**Statement of Cash Flows**
**For the Year Ended December 31, 2006**

| | | |
|---|---|---|
| **Cash Flows From Operating Activities:** | | |
| Net income | | $ 583,291 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Net change in: | | |
| Concessions and fees receivable | $ 28,649 | |
| Unrealized gain on marketable securities | (41,089) | |
| Other assets | (13,552) | |
| Accrued expenses | (94,989) | |
| Illinois personal property replacement taxes payable - current | 2,739 | |
| | | (118,242) |
| Net cash flow provided from operations | | $ 465,049 |
| **Cash Flows (Used ) in Investing Activities:** | | |
| Non-marketable securities | $ 22,891 | |
| Marketable securities | (46,891) | |
| Net cash flow (used by) investing activities | | $ (24,000) |
| **Cash Flows (Used) in Financing Activities:** | | |
| Dividend distributions | | (505,140) |
| Net (decrease) in cash | | $ (64,091) |
| Cash Balance at December 31, 2005 | | 194,604 |
| Cash Balance at December 31, 2006 | | $ 130,513 |

Disclosure of Accounting Policy

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of one year or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

**NIKOH SECURITIES CORPORATION**
**(an Illinois Corporation)**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2006**

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies, which have been followed in preparing the accompanying financial statements, is set forth below.

Nature of Business
Nikoh Securities Corporation (the "Company") is a limited (mutual funds and/or variable annuities) broker-dealer registered with the Securities Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company earns concessions for introducing customer accounts to other broker-dealers, mutual funds, variable annuity concerns, time deposits and 401-k's.

Revenue Recognition
Concession revenue and related expenses are recorded on trade date that is the date when the transaction originated.

Income Taxes
The Company has elected to be treated as an "S Corporation" for federal tax purposes under the Internal Revenue Code, as amended. Consequently, for federal and state income tax purposes, the Company's income is directly taxable to the individual shareholders. However, the Company is subject to the Illinois Personal Property Replacement Tax of 1.5% of net income, as defined.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - MARKETABLE SECURITIES OWNED

Securities owned represent four thousand (4,000) shares of The NASDAQ Stock Market, Inc. and are carried on the statement of financial condition at market or quoted value as provided by the respective exchange closing price and the resulting change in unrealized gain is included in the statement of income.

## NOTE 3 - RELATED PARTY TRANSACTIONS

The majority of the Company's concessions revenue is attributable to transactions it performed on behalf of Emerald Investments Limited Partnership, an Illinois limited partnership ("Emerald") and Lincoln Investment Limited Partnership, an Illinois limited partnership ("Lincoln"). Emerald and Lincoln are an investment partnerships that operates under the direction of DH2 Inc., its General Partner. DH2 Inc. is also affiliated with the management and stockholder of the Company. For the year ended December 31, 2006, the Company's concessions revenue which was related to securities transactions placed on behalf of Emerald & Lincoln were approximately $700,000.

## NOTE 3 - RELATED PARTY TRANSACTIONS – (continued)

Various operating expenses, including clerical and management staff, as well as office space, communications and equipment, among other things, are provided to the Company from an affiliate for a charge of approximately $500 per month.

## NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule which requires net capital, as defined, to be at a minimum the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital requirements and net capital of $5,000 and $209,256, respectively. The net capital requirements may effectively restrict the payment of cash dividends, the making of unsecured loans to affiliates and the withdrawal of equity capital.

# Supplementary Schedules

## FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER**
**NIKOH SECURITIES CORPORATION** **as of December 31, 2006**

## COMPUTATION OF NET CAPITAL

| | | | | | | |
|---|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ | 280,074 | 3480 |
| 2. | Deduct ownership equity not allowed for Net Capital | | | | | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | | 280,074 | 3500 |
| 4. | Add: | | | | | |
| | A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital | | | | | 3520 |
| | B. Other (deduction) or allowable credits (List) | | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ | 280,074 | 3530 |
| 6. | Deductions and/or charges: | | | | | |
| | A. Total nonallowable assets from Statement of Financial Condition | $ 37,531 | 3540 | | | |
| | B. Secured demand note deficiency | | 3590 | | | |
| | C. Commodity futures contracts and spot commodities- propriety capital charges | | 3600 | | | |
| | D. Other deductions and/or charges | | 3610 | | (37,531) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | | | 3630 |
| 8. | Net capital before haircuts on securities positions | | | $ | 242,543 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f): | | | | | |
| | A. Contractual securities commitments | $ | 3660 | | | |
| | B. Subordinated securities borrowings | | 3670 | | | |
| | C. Trading and investment securities: | | | | | |
| | 1. Exempted securities | | 3735 | | | |
| | 2. Debt securities | | 3733 | | | |
| | 3. Options | | 3730 | | | |
| | 4. Other securities | 18,474 | 3734 | | | |
| | D. Undue Concentration | 14,813 | 3650 | | | |
| | E. Other (list) | | 3736 | | (33,287) | 3740 |
| 10. | Net Capital | | | $ | 209,256 | 3750 |

Non allowable detail

| | | |
|---|---|---|
| Non - allowable receivables | $ | 8,978 |
| Non - allowable deposit with broker | | 15,000 |
| Other assets | | 13,553 |
| Total Non allowable | $ | 37,531 |

| | | |
|---|---|---|
| Net capital as reported on 12/31/06 Focus IIA | $ | 210,876 |
| Increase in other assets | | (1,565) |
| Increase in undue concentration charge | | (55) |
| Net capital per audited financial statements | $ | 209,256 |

See Independent Auditors' Report.

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

**BROKER OR DEALER**
**NIKOH SECURITIES CORPORATION** **as of December 31, 2006**

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | | | |
|---|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ | 742 | 3756 |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 5,000 | 3758 |
| 13. | Net capital requirement (greater of line 11 or 12) | $ | 5,000 | 3760 |
| 14. | Excess net capital (line 10 less 13) | $ | 204,257 | 3770 |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 208,144 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | | $ | 11,130 | 3790 |
| 17. | Add: | | | | | | |
| | A. Drafts for immediate credit | $ | | 3800 | | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| | C. Other unrecorded amounts (List) | $ | | 3820 | $ | 0 | 3830 |
| 19. | Total aggregate indebtedness | | | | $ | 11,130 | 3840 |
| 20. | Percentage of aggregate indebtedness to net capital (line 19÷by line 10) | | | | % | 5.32% | 3850 |
| 21. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | | % | 0.00% | 3860 |

See Independent Auditors' Report.

**Nikoh Securities Corporation**
(an Illinois Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR
BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3

as of December 31, 2006

---

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(1) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

The accompanying notes to the financial statements are an integral part of these statements.


VICTORIUM CONCHAE CHRISTUS

MICHAEL J. LICCAR & CO., P.C.
Certified Public Accountants

Member
American Institute of
Certified Public Accountants
Illinois CPA Society

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5**

To the Sole Stockholder
Nikoh Securities Corporation

We have examined the financial statements of Nikoh Securities Corporation (the "Company"), for the year ended December 31, 2006, and issued our report thereon dated February 23, 2007. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Due to the small size of the Company and the limited number of accounts, we placed little reliance on the Company's internal controls and we tested 100% of the accounts.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

Because of inherent limitations in any internal accounting control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for information and use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.



Certified Public Accountants

Chicago, Illinois
February 23, 2007

END